UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2025

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras announces discovery in the Búzios Field

—

Rio de Janeiro, February 14, 2025 – Petróleo Brasileiro S.A. – Petrobras informs that it has confirmed the presence of oil with the drilling of well 9-BUZ-99D-RJS, located in the western region of the Búzios field. This is a new accumulation in a zone below the main reservoir.

The well is located 189 kilometers off the coast of Rio de Janeiro and was drilled at a water depth of 1,940 meters. Tests conducted from a depth of 5,600 meters confirmed the presence of oil reservoirs through electrical profiles, which will later be characterized through laboratory analyses.

The discovery reaffirms the pre-salt potential of the Búzios field.

The Búzios Shared Reservoir Consortium, comprised of Petrobras as the operator (88.98% stake), in partnership with CNOOC (7.34%) and CNPC (3.67%), with Pré-Sal Petróleo S.A. (PPSA) as the manager, will continue analyzing the results to proceed with activities in the area.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 14, 2025

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer